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                               TMP WORLDWIDE INC.
                                622 Third Avenue
                            New York, New York 10017
                                 (212) 351-7000

                                                   December 28, 2001


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         Re:      TMP Worldwide Inc.
                  Form S-4 Registration Statement No. 333-72102
                  Application for Withdrawal Pursuant to Rules 477 and 478
                  --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rules 477 and 478 of the Securities Act of 1933, as amended, TMP Worldwide Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-4 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on October 23, 2001 (File No. 333-72102) (the "Registration Statement").

         The Company has determined to request withdrawal because the Company's agreement to acquire HotJobs.com, Ltd. ("HotJobs") was terminated by HotJobs. Consequently, the Company will not issue its securities to HotJobs stockholders. None of the securities covered by the Registration Statement have been sold.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."


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         In order for us to confirm the granting of such order, please fax a copy of such order to Joshua M. Wepman, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400. If you have any questions regarding this application for withdrawal, please contact Joshua M. Wepman, Esq. at (212) 318-3298 or Traci M. Tomaselli, Esq. at (212) 318-3180.


                                              Very truly yours,

                                              TMP WORLDWIDE INC.


                                              By:  /s/ Evan Kornrich
                                                  ----------------------
                                              Name:  Evan Kornrich
                                              Title: Director of Litigation
                                                     and Labor